January 28, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: John Ganley and Megan F. Miller

Re:	PennantPark Floating Rate Capital Ltd.
Registration Statement on Form N-2
File Number 333-235532

Ladies and Gentlemen:

On behalf of PennantPark Floating Rate Capital Ltd., a Maryland corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on telephone calls held on January 16, 2020 and January 17, 2020 between John Ganley and Megan F. Miller of the Staff, respectively, and Stephen Pratt of Dechert LLP, outside counsel to the Company, regarding the Registration Statement on Form N-2 (Registration No. 333-235532) of the Company (the “Registration Statement”) filed on December 16, 2019 and the prospectus included therein. On the date hereof, the Company has also filed with the Commission a pre-effective amendment No. 1 to the Registration Statement (the “Amendment”).

For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

LEGAL COMMENTS

1.	Footnote 6 to the registration fee table makes reference to the carry forward provision of Rule 415(a)(6) and the offset of the registration fee under Rule 457(p). Please clarify.

Response:

The Company has revised footnote 6 to the fee table in the Amendment to remove the reference to Rule 457(p). The Company is relying on Rule 415(a)(6) to carry forward $332,653,200 in aggregate offering price of securities that remain unsold under the Company’s Form N-2 (File No. 333-215111) filed on December 15, 2016 and declared effective on January 19, 2017. The Company has paid a registration fee of $21,721.61 to register an additional $167,346,800 in aggregate offering price of securities.

United States Securities and Exchange Commission January 28, 2020 Page 2

2.	In future filings, please insert the date the most recent Annual Report on Form 10-K was filed by the Company on EDGAR where referenced in the “Risk Factors.”

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amendment accordingly.

ACCOUNTING COMMENTS

3.	Please supplementally confirm that the Company evaluated the guidance in ASC 825-10-45-5.

Response:

The Company supplementally confirms that it evaluated the guidance in ASC 825-10-45-5 in preparing the financial statements incorporated by reference into the Registration Statement.

4.

Please supplementally confirm whether any of the Company’s investments set forth in the schedule of investments included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2019 are “restricted securities.”

Response:

The Company supplementally confirms that consistent with footnote 669 to the Investment Company Reporting Modernization Final Rule, the Company has not identified as restricted securities those securities subject to Rule 144A that the Company can sell to qualified institutional buyers. None of the investments set forth in the schedule of investments included in the Company’s Form 10-K for the fiscal year ended September 30, 2019 are otherwise restricted securities. In future filings, the Company will mark restricted securities with an appropriate symbol noting the applicable restriction consistent with Regulation S-X 12-12.

United States Securities and Exchange Commission January 28, 2020 Page 3

5.	In future filings, please clarify by way of footnote disclosure what is included in the ratio of debt related expenses to average net assets that appears in the financial highlights.

Response:

In future filings, the Company will include the requested disclosure to clarify what is included in the ratio of debt related expenses to average net assets.

6.	We note that all of the Company’s indebtedness is presented as one class of senior securities in the senior securities table. Please supplementally confirm that this presentation is appropriate.

Response:

The Company supplementally confirms that the presentation of its indebtedness as one class of senior securities in the senior securities table is appropriate. However, the Company has updated the senior securities table in the Amendment to separately disclose its secured credit facility, unsecured notes and 2031 asset-backed indebtedness.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	Arthur H. Penn, PennantPark Investment Advisers, LLC
Aviv Efrat, PennantPark Floating Rate Capital Ltd.
Stephen Pratt, Dechert LLP